UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 March 30, 2006

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                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)


                      STRANDVEIEN 4, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

                                    001-14614
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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PGS TO DEMERGE ITS PRODUCTION ACTIVITIES

MARCH 28, 2006, OSLO, NORWAY - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) announced today that its Board of Directors has decided to recommend to PGS' shareholders a separation of the Company into two separately listed businesses by demerging its activities within floating production (the "Production Business") into a newly-formed entity named Petrojarl ASA ("Petrojarl"). The activities within the geophysical business (the "Geophysical Business") will continue in the name of PGS. The separation will be implemented through a combined demerger and offering structure.

Upon completion of the demerger, each PGS shareholder will receive one share in Petrojarl for each share held in PGS on the record date, and will thus hold separate investments in two listed companies:

- Petroleum Geo-Services: A focused Geophysical services company, comprising marine and onshore acquisition of seismic data, the world's largest library of Multi-client data, as well as data processing services. Petroleum Geo-Services intends to build further on its global infrastructure and on its global market leadership in marine seismic to capture the potential from the market upturn, build further strengths in selected segments and consider concentrated or broader industry restructuring opportunities to position the business optimally for the future. The Company's shares will have a primary listing in Oslo and its American Depository Shares will trade on New York Stock Exchange.

- Petrojarl: A focused FPSO company, with North Sea leadership and expertise that is currently the second largest FPSO contractor world-wide in terms of revenues. Petrojarl will seek to maintain its strong North Sea position while pursuing growth opportunities internationally through the intended Teekay Petrojarl Offshore JV, building on strong design, project management and operational capabilities. Petrojarl's shares will be listed in Oslo.

The Petrojarl shares distributed to PGS shareholders, will constitute 80.01 percent of the total number of shares outstanding after completion of the demerger. PGS intends to sell up to the remaining 19.99 percent in an offering concurrently with the demerger, subject to market conditions. The Board believes that the combined demerger and offering structure will efficiently position Petrojarl in the capital markets and enable it to take an active part in further growth in the FPSO market.

The decision to recommend a separation is principally motivated by a desire to provide each of the two PGS businesses with clearer strategic direction and increased flexibility to pursue growth opportunities. Through the separation, the Geophysical and Production Businesses will obtain independent access to financing and each will be able to independently develop an optimal capital structure for its business. Furthermore, the separation will make possible separate evaluations of each business, and allow each business to attract its own investor base.

The listing of Petrojarl is planned for early July 2006. Petrojarl will have its headquarters in Trondheim, Norway. The CEO of Petrojarl will be Espen Klitzing, who currently heads the Production Business. In contemplation of the demerger, Petrojarl is in the process of establishing a credit facility, to be arranged by ING Bank N.V, which will become effective from completion of the demerger.

A demerger agreement between PGS and Petrojarl regulates the split of rights, assets and liabilities between the two companies. PGS' share capital will be split in the ratio of 80/20 between PGS and Petrojarl, based on estimated fair market values and proposed allocation of net interest-bearing debt of approximately US$ 566 million to PGS and US$ 263 million to Petrojarl as of December 31, 2005.

Completion of the demerger is subject, inter alia, to approval by an extraordinary general meeting of PGS shareholders scheduled for April 28, 2006, certain remaining third party consents and notice from Oslo B0rs that Petrojarl will be accepted for listing immediately after the demerger has been registered.

PGS President and CEO, Svein Rennemo commented as follows:

"Through this separation we are executing our stated strategy to create new opportunities for the two businesses and value for our shareholders. We are creating two strong companies well positioned for further growth benefiting our existing shareholders, customers and employees. We also believe these companies will be attractive for new groups of investors."

The separation will have an indicative timetable as follows:

March 28, 2006:        Distribution of the Demerger Plan with appendixes,
                       setting forth the terms and conditions of the proposed demerger. (Will be available at www.pgs.com.)

Early April, 2006:     Distribution of an extended stock exchange notice in the
                       form of an information statement relating to the demerger.

April 28; 2006:        Extraordinary general meeting.

Early July, 2006:      Expected first day of trading of the Petrojarl shares.


PGS invites to a briefing regarding the separation at its headquarters at Lysaker at 11.00 (CET) today.

PGS management will also inform through a conference call at 15.00 (CET).

Call in details for telephone conference:

US/Canada Toll Free     866 835-8845
International Toll Free 0080043637976
International Toll      +1 703 639-1408

     Webcast will be available at www.pgs.com To participate on the simulcast of the conference call over the Internet, please visit PGS' web site, www.pgs.com, at least 15 minutes early, to register and to download and install any necessary audio software.

     This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities nor shall there be any sale of such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No securities have been registered under the U.S. Securities Act of 1933 in connection with the matters described in this press release and no such securities may be offered or sold in the United States absent registration or an applicable exemption from registration under the Securities Act and applicable state securities laws.

                                      ****

Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSOs). PGS operates on a worldwide basis with headquarters at Lysaker, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20- F for the year ended December 31, 2004. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PETROLEUM GEO-SERVICES ASA
                                       -----------------------------------------
                                                     (Registrant)

    March 30, 2006                           /s/ CHRISTOPHER MOLLERLOKKEN
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        (Date)                                 Christopher Mollerlokken
                                              Investor Relations Manager